Relating to Preliminary Prospectus Supplement

dated September 8, 2017 to Prospectus dated September 5, 2017

Filed Pursuant to Rule 433

Registration No. 333-220331

September 8, 2017

Hasbro, Inc.

$500,000,000 3.500% Notes due 2027

Pricing Term Sheet

September 8, 2017

Issuer:	Hasbro, Inc.

Expected Ratings:*	Baa1 (Stable) by Moody’s BBB (Stable) by S&P BBB+ (Stable) by Fitch

Trade Date:	September 8, 2017

Settlement Date:	September 13, 2017 (T+3)

Title:	3.500% Notes due 2027

Principal Amount:	$500,000,000

Maturity Date:	September 15, 2027

Coupon (Interest Rate):	3.500%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2018

Spread to Benchmark Treasury:	+ 145 basis points

Yield to Maturity:	3.515%

Benchmark Treasury:	UST 2.250% due August 15, 2027

Benchmark Treasury Price / Yield:	101-21 / 2.065%

Make-Whole Call:	T + 25 basis points (prior to June 15, 2027)

Par Call:	On or after June 15, 2027

Price to Public:	99.874%

CUSIP / ISIN:	418056AV9 / US418056AV91

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Manager:	Citizens Capital Markets, Inc.

Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. BNY Mellon Capital Markets, LLC MUFG Securities Americas Inc. The Huntington Investment Company SMBC Nikko Securities America, Inc. Scotia Capital (USA) Inc.

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that the delivery of the notes will be made against payment therefor on or about September 13, 2017, which is the third scheduled business day following the date of this term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

BNY Mellon Capital Markets, LLC, one of the underwriters, is an affiliate of the trustee under the indenture that will govern the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com.